

August 16, 2013

Via E-Mail
Andrew D. Ledbetter, Esq.
DLA Piper LLP (US)
701 5<sup>th</sup> Avenue, Suite 7000
Seattle, Washington 98104

       **Re:**     **AsiaInfo-Linkage, Inc.**
                **Preliminary Proxy Statement on Schedule 14A**
                **Filed on July 23, 2013**
                **File No. 1-15713**

                **Schedule 13E-3**
                **Filed on July 23, 2013**
                **File No. 5-60757**

Dear Mr. Ledbetter:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

**Preliminary Proxy Statement**

Background of the Merger, page 25

1.     It is the Staff's view that financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction must be disclosed to shareholders regardless of whether such projections were provided to the Company's financial advisor, the buyer or any potential bidder. We note the reference in the second

paragraph on page 44 to management's development of "two alternative scenarios." Please disclose such projections in the proxy statement along with the underlying estimates and assumptions.

2.      Any materials prepared by Goldman Sachs and provided to the Company that are materially related to the Rule 13e-3 transaction, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document in addition to being filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by Goldman Sachs, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  While we note that the Company filed Exhibits (c)(2) through (c)(6) to Schedule 13E-3, it does not appear that the disclosure adequately summarizes the presentations included in exhibits (c)(3), (c)(4) and (c)(5).  Please revise to summarize these reports beyond the brief references currently found in the disclosure. To the extent a report is an update to a prior report that is already summarized in the proxy statement, we would not object to the Company disclosing only the material differences between the reports, so long as such disclosure refers shareholders to the filed exhibits.

<u>Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger, page 50</u>

3.      The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).  While we acknowledge the disclosure on page 53 that the board adopted the analysis of the special committee, please note that to the extent the board's or special committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  This comment applies equally to the fairness determination of the buyer consortium.  We note that the discussion and analysis of the Special Committee/board of directors does not appear to address the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.  Please revise accordingly.

4.      Similarly, the discussion of the factors considered by the buyer consortium on pages 63 through 66 does not appear to address the factors described in clauses (ii) and (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.  Please revise accordingly.

Opinion of Goldman Sachs, Financial Advisor to the Special Committee, page 54

5.      Please confirm that the Management Forecasts referenced in the last bullet point on page 54 are the same forecasts referenced on pages 68 and 69.

Selected Public Companies Analysis, page 57

6.      Given the list of companies used in the Selected Precedent Transactions Analysis on page 59, please advise why the same companies were not used in the Selected Companies Analysis on page 57.

Illustrative Discounted Cash Flow Analysis, page 58

7.      Please disclose the basis for Goldman Sach's use of perpetuity growth rates ranging from 0% to 4%.  The same comment applies to the use of a 20% to 25% internal rate of return and a 5.5x to 7.5x one year forward price/EPS multiple referenced in the Illustrative Leveraged Buyout Analysis summarized on page 59.

General, page 60

8.      We note the reference on page 61 regarding various investment banking services Goldman Sachs provided to Ellington and the AlpInvest Entities and their respective affiliates and portfolio companies and to affiliates of Al Gharrafa.  Please confirm in your response letter that the compensation figure of $900,000 disclosed on page 61 represents all the compensation received by Goldman Sachs during the past two years for all of the services described on page 61.

Certain Effects of the Merger, page 66

9.      Pursuant to Instruction 3 to Item 1013 of Regulation M-A, please disclose the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Currently, the disclosure only provides such information as to Power Joy and "Sponsors other than Power Joy."  In addition to providing such information, consider retaining the current disclosure indicating the aggregate net book value and net earnings for such sponsors.

Prospective Financial Information, page 68

10.     We note the reference to the 2012 Projections.  Similar to our comment 1, please disclose such projections in the proxy statement along with the underlying estimates and assumptions.

11.     Disclosure on page 69 indicates the Company is disclosing a summary of the 2013 Projections.  Please advise why the Company is only providing a summary, as opposed to the projections in their entirety.

12.     The caption above the table includes a cite to a footnote but no footnote is included in the disclosure.  Please revise.

13.     The first paragraph on page 70 discloses that the "the prospective financial information reflects ***numerous*** estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business…" (emphasis added).  Disclosure on page 69 describes only three "main" assumptions.  Please expand the disclosure to describe such estimates and assumptions or revise the disclosure on page 69 to clarify what is meant by the phrase "main assumptions" and to explain why the Company has not disclosed the numerous other estimates and assumptions referenced on page 70.

                              *        *        *        *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions